Exhibit 99.1

For Immediate Release: March 28, 2023

Attention: Business Editors

VERSABANK TO PRESENT AT INVESTOR SUMMIT CONFERENCE ON WEDNESDAY, MARCH 29, 2023 AT 10:30 AM ET

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cybersecurity solutions, today announced that David Taylor, President and Chief Executive Officer, will present virtually at the Investor Summit Conference on on Wednesday, March 29 – 10:30 am ET.

A webcast of the presentation will be available in the investor relations section of VersaBank’s website at  www.versabank.com on the “Quarterly Info, Events and Presentations” page. A replay of the presentation will be available on the same page of the web site following the event. Institutional investors wishing to schedule a one-on-one meeting with Mr. Taylor should contact Lawrence Chamberlain, Investor Relations at lawrence.chamberlain@loderockadvisors.com.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (TSX) and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

Follow VersaBank on Facebook, Instagram, LinkedIn and Twitter.